As filed with the U.S. Securities and Exchange Commission on August 19, 2013
Registration No.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts
___________________

TNT EXPRESS NV
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

The Netherlands
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

1 Chase Manhattan Plaza, Floor 58, New York, NY, 10005-1401
Telephone (800) 990-1135
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
Depositary Management Corporation
570 Lexington Avenue, 44th Floor
New York, NY 10022
 (212) 319-4800
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600
It is proposed that this filing become effective under Rule 466
☒ immediately upon filing ☐ on (Date) at (Time)
If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share of TNT Express NV	50,000,000	$0.05	$2,500,000	$341
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) filed as Exhibit (a)(2) to this Registration Statement on Form F-6, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of Receipt
Item Number and Caption			Receipt Filed Herewith as Prospectus

(1)	Name and address of depositary		Introductory Article

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of Receipt, top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Articles 16 and 17

	(iii)	The collection and distribution of dividends	Article 14

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles 13 and 16

	(v)	The sale or exercise of rights	Articles 14, 16 and 18

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 3, 6, 14 and 18

	(vii)	Amendment, extension or termination of the deposit agreement	Articles 22 and 23

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article 13

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 3, 4, 6, 7, 9 and 10

	(x)	Limitation upon the liability of the depositary	Articles 7, 8, 19 and 20

(3)	Fees and Charges		Article 10

Item 2.  AVAILABLE INFORMATION

Location in Form of American Depositary
Item Number and Caption	Receipt Filed Herewith as Prospectus

(a)
Statement that  TNT Express NV publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934 on its Internet Web site (www.tnt.com/corporate) or through an electronic information delivery system generally available to the public in its primary trading market. The Depositary does not assume any duty to determine if the Company is complying with the current requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934 or to take any action if the Company is not complying with those requirements.
Article 13

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)
Form of Deposit Agreement. Form of  Deposit Agreement dated as of ________ , 2011 among TNT Express NV, JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously Filed as exhibit (a) to Registration Statement No. 333-174502 which is incorporated herein by reference.

(a)(2)	Form of American Depositary Receipt. Filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. , on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on August 19, 2013.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, TNT Express NV certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized on August 19, 2013.

TNT EXPRESS NV

By:	/s/ Tex Gunning
Name:	Tex Gunning
Title:	CEO

By:	/s/ Bernard Bot
Name:	Bernard Bot
Title:	CFO

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

/s/ Tex Gunning	Chief Executive Officer and Chairman of the Management Board	August 19, 2013
Name: Tex Gunning

/s/ Bernard Bot	Chief Financial Officer and Member of Management Board	August 19, 2013
Name: Bernard Bot

/s/ George Boychuk	Authorized U.S. Representative	August 19, 2013
Name: George Boychuk for
Depositary Management Corporation

INDEX TO EXHIBITS

Exhibit Number
(a)(2)	Form of ADR

(e)	Rule 466 Certification